FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

April 8, 2003.

Item 3.        Press Release

News release dated April 8, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

Item 4.        Summary of Material Change

The Issuer announces that three holes, totalling 992 metres, have been drilled in the initial phase of the 2003 Stephens Lake exploration program. Significantly, one of the holes intersected 72 metres of sulphide iron formation, a key ingredient in the Thompson Nickel Belt model. The other key ingredient, ultramafic rocks, was intersected in early 2002 by a previous owner exploring for diamonds on ground that is now part of the Stephens Lake Project, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer announces that three holes, totalling 992 metres, have been drilled in the initial phase of the 2003 Stephens Lake exploration program. Significantly, one of the holes intersected 72 metres of sulphide iron formation, a key ingredient in the Thompson Nickel Belt model. The other key ingredient, ultramafic rocks, was intersected in early 2002 by a previous owner exploring for diamonds on ground that is now part of the Stephens Lake Project.

The sulphide iron formation intersection has been sampled and assays are pending. However, nickel and copper assays are not expected to be significant. The discovery of sulphide iron formation and the occurrence of ultramafic rocks on the property reinforces the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt, and confirms the potential for nickel sulphide deposits similar to Thompson.

The EM conductors in the other two holes were explained by the intersection of graphitic sediments. There are no other holes currently planned in this phase.

All three holes were drilled on targets identified by an airborne GEOTEM survey and verified by ground magnetic and electromagnetic surveys in 2002. The holes were widely spaced over a 50 kilometre strike length of the Stephens Lake Belt and were drilled on separate geophysical targets.

The deposits in the Thompson Nickel Belt occur where ultramafic rocks interact with sulphide iron formation. The ultramafic rocks provide the nickel and the sulphide iron formation provides the sulphur required to form the nickel sulphide deposits in the Thompson model.

Falconbridge has arranged for a Thompson Nickel Belt expert from the Manitoba Geological Survey to examine all of the drill core from the 2003 drill program and all of the core from the 2002 drill program where the ultramafic rocks were intersected. The stratigraphy intersected at Stephens Lake will be compared with the stratigraphy which hosts the Thompson deposits. The examination is expected to occur in late April or early May.

A follow-up 2003 program will be designed after all of the available information on the property is reviewed. A large portion of the current land position, now totaling approximately 4,000 square kilometres, was not covered in the 2002 GEOTEM survey. Additional airborne and ground geophysics will be required to generate targets for future drilling.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
President            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8 th day of April, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President